SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Integrated Silicon Solution, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

45812P107

(CUSIP Number)

July 21, 2006

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45812P107	13G	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON SACC Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 2,321,620
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER -0-
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,321,620
PERSON WITH	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,321,620
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.19%[1]
12	TYPE OF REPORTING PERSON* PN

———————

1 Based on 37,491,556 shares of common stock of Integrated Silicon Solution, Inc. (“Integrated” or the “Issuer”) outstanding at April 28, 2006, as reported in Integrated’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 9, 2006.

CUSIP No. 45812P107	13G	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	5	SOLE VOTING POWER 2,321,620[1]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 205,000[2]
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,321,620[1]
PERSON WITH	8	SHARED DISPOSITIVE POWER 205,000[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,321,620
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.19%[3]
12	TYPE OF REPORTING PERSON* IA

———————

1 Because Riley Investment Management LLC has sole investment and voting power over 2,282,039 shares of Common Stock owned of record by SACC Partners LP, Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2 Riley Investment Management has shared voting and dispositive power over 205,000 shares of Common Stock owned of record by an investment advisory client of Riley Investment Management LLC.  However, Riley Investment Management disclaims beneficial ownership of these shares.

3 Based on 37,491,556 shares of common stock of Integrated Silicon Solution, Inc. (“Integrated” or the “Issuer”) outstanding at April 28, 2006, as reported in Integrated’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 9, 2006.

CUSIP No. 45812P107	13G	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 2,646,620[1]
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 1,734,656[2]
EACH REPORTING	7	SOLE DISPOSITIVE POWER 2,646,620[1]
PERSON WITH	8	SHARED DISPOSITIVE POWER 1,734,656[2]
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,176,276
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.14%[3]
12	TYPE OF REPORTING PERSON* IN

———————

1 Includes 2,321,620 shares owned by SACC Partners LP.  Because Riley Investment Management LLC has sole voting and investment power over SACC Partners LP’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of SACC Partners LP, Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,321,620 shares owned of record by SACC Partners LP.

2 Riley Investment Management LLC has shared voting and dispositive power over 205,000 shares of Common Stock owned by an investment advisory client of Riley Investment Management, LLC.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for the investment advisory client, Mr. Riley disclaims beneficial interest in these shares.  Mr. Riley also holds 1,529,656 shares of Common Stock in a joint account with his spouse and has shared voting and investment power over the shares in the joint account.  Mr. Riley may be deemed to have beneficial ownership of the 1,529,656 shares owned of record in the joint account.

3 Based on 37,491,556 shares of common stock of Integrated Silicon Solution, Inc. (“Integrated” or the “Issuer”) outstanding at April 28, 2006, as reported in Integrated’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 filed with the Securities and Exchange Commission on May 9, 2006.

CUSIP No. 45812P107	13G	Page 5 of 8 Pages

Item 1.

(a) Name of Issuer

Integrated Silicon Solution Inc.

(b) Address of Issuer’s Principal Executive Offices

2231 Lawson Lane

Santa Clara, CA 95054

Item 2.

(a) Name of Person Filing

SACC Partners, LP; Riley Investment Management, LLC; B. Riley & Co., Inc.; B. Riley & Co. Retirement Trust; Bryant R. Riley

(b) Address of Principal Business Office or, if none, Residence

11100 Santa Monica Blvd.

Suite 800

Los Angeles, CA 90025

(c) Citizenship

SACC Partners LP (Delaware limited partnership)

Riley Investment Management LLC (Delaware limited liability company)

B. Riley & Co., Inc. (Delaware corporation)

B. Riley & Co. Holdings, LLC (Delaware limited liability company)

B. Riley & Co. Retirement Trust (tax qualified employee benefit plan)

Bryant R. Riley (individual residing in California)

(d) Title of Class of Securities

Common Stock

(e) CUSIP Number

45812P107

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	X	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)		Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)		Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)		Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	X	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	X	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)		A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)		A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)		A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)		Group, in accordance with §240.13d-1(b)(1)(ii)(J).

CUSIP No. 45812P107	13G	Page 6 of 8 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned: 4,176,276

(b) Percent of class: 11.14%

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote 2,646,620

(ii) Shared power to vote or to direct the vote 1,734,656

(iii) Sole power to dispose or to direct the disposition of 2,646,620

(iv)Shared power to dispose or to direct the disposition of 1,734,656

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

CUSIP No. 45812P107	13G	Page 7 of 8 Pages

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Item 8.

Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group.  If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

Item 9.

Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Item 10.

Certification

(a)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(b):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(b)

The following certification shall be included if the statement is filed pursuant to §240.13d-1(c):

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 45812P107	13G	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

SACC Partners, LP
By: Riley Investment Management, its General
Partner
By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Partner

Riley Investment Management, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, President

B. Riley & Co., Inc.

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

B. Riley & Co. Retirement Trust

By:	/s/ Bryant R. Riley
Bryant R. Riley, Trustee

By:	/s/ Bryant R. Riley
Bryant R. Riley